St Bernard Financial Services, Inc.

Financial Statements and Supplementary Schedule
For The Year Ending December 31, 2020

(With Independent Auditors Report)

Confidential Under Rule 17a-5(e)(3) of the Securities and Exchange Commission

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: St Bernard Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1609 West Main St
(No. and Street)

Russellville	AR	72801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Keenan — (479) 967-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz, Norm
(Name – *if individual, state last, first, middle name*)

5933 Harvest Hill Road #2095	Dallas	TX	75230
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Keenan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of St Bernard Financial Services, Inc, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
NOTARY ARKANSAS PUBLIC
DEBRA WELLS
NO. 12397508
YELL COUNTY
My Commission Expires 1-21-2024

Robert Keenan
Signature

CEO
Title

Debra Wells
Debra Wells
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

// NORMAN KATZ, CPA

5933 Harvest Hill Road
Suite 2095
Dallas TX 75230
Email: Norm.Katz@ccmoney.com

March 31, 2021

Independent Auditor's Report

Board of Directors and Shareholder
St. Bernard Financial Services, Inc.
1609 West Main Street
Russellville, AR 72801

Report on the Financial Statements

I have audited the accompanying statement of financial condition of St. Bernard Financial Services, Inc. as of December 31, 2020, the related statements of income, changes in shareholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements").

Opinion on the Financial Statements

In my opinion, the financial statements present fairly, in all material respects, the financial position of St. Bernard Financial Services, Inc as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of St. Bernard Financial Services, Inc.'s management. My responsibility is to express an opinion on St. Bernard Financial Services, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and am required to be independent with respect to St. Bernard Financial Services, Inc. in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Auditor's Responsibility

I conducted the audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting

NORMAN KATZ, CPA

5933 Harvest Hill Road
Suite 2095
Dallas TX 75230
Email: Norm.Katz@ccmoney.com

principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for our opinion.

Supplemental Information

The calculations for Net Capital and Aggregate Indebtedness have been subjected to audit procedures performed in conjunction with the audit of St. Bernard Financial Services, Inc.'s financial statements. The financial statements are the responsibility of St. Bernard Financial Services, Inc.'s management. My audit procedures included determining whether the Net Capital and Aggregate Indebtedness calculations reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the calculations. In forming my opinion on the supplementary calculations, I evaluated whether the Net Capital and Aggregate Indebtedness calculations, including its form and content, is presented in conformity with 17 C.F.R. § 240. 17a-5. In our opinion, the Net Capital and Aggregate Indebtedness calculations are fairly stated, in all material respects, in relation to the financial statements as a whole.

I have served as the Company's auditor since December 2018.

Sincerely,

Certified Public Accountant
PCAOB #6587

St Bernard Financial Services, Inc
Statement Of Financial Condition
As of And For The Year Ended 12/31/2020

ASSETS

Current Assets		
Cash	$17,666	
Clearing Deposit W/ Clearing Company	$25,331	
Accounts Receivable - Commissions	$385,366	
Other Current Assets	$27,010	
Employee Advances	$5,720	
Total Current Assets	$461,093	
Property And Equipment, Net of Depr	$0	
TOTAL ASSETS		**$461,093**

LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities		
Commissions Payable	$295,140	
Accounts Payable	$24,432	
Short Term Notes Payable	$0	
Accrued Wages & Bonuses Payable	$54,000	
Payroll Taxes Withheld and Accrued	$1,748	
Income Tax Payable	$3,700	
Total Current Liabilities	$379,020	
TOTAL LIABILITIES		**$379,020**
Stockholder's Equity		
Common Stock, $1 Par Value		
Authorized 100,000 Shares;		
Issued and Outstanding 100 Shares	$100	
Additional Paid In Capital	$20,000	
Retained Earnings	$42,387	
TOTAL EQUITY		**$82,073**
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		**$461,093**

The accompanying notes are an integral part of these financial statements.

St Bernard Financial Services, Inc
Statement Of Operations
As of And For The Year Ended 12/31/2020

REVENUE		
Commissions and Fees	$4,324,073	
Other Revenue	$228,639	
TOTAL REVENUE		**$4,552,712**
OPERATING EXPENSES		
Bonus Expenses	$437,387	
Commission Expenses	$3,527,844	
Employee Compensation	$160,400	
Trading and Registration Fee Expenses	$107,774	
Office Expenses	$22,319	
Operating Expenses	$275,701	
TOTAL OPERATING EXPENSES		**$4,531,425**
INCOME FROM OPERATIONS		**$21,286**
OTHER INCOME (EXPENSE)		
Miscellaneous Income		
Interest Income		
NET INCOME		**$21,286**
Income Tax Expense		**$3,700**
NET INCOME AFTER TAX		**$17,586**

The accompanying notes are an integral part of these financial statements.

St Bernard Financial Services, Inc
Statement Of Cash Flows
As of And For The Year Ended 12/31/2020

OPERATING ACTIVITIES	
Net Income	$17,586
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Receivable	($113,780)
Other Assets	($25,559)
Accounts Payable	$51,435
Payables - Income Tax	$3,000
Payroll Liabilities	($47)
Other	($5,737)
Net cash provided by Operating Activities	($90,687)
Additional Paid In Capital	$0
Net cash increase for period	($73,101)
Cash at beginning of period	$90,768
Cash at end of period	$17,666

The accompanying notes are an integral part of these financial statements.

St Bernard Financial Services, Inc
Statement Of Changes In Ownership Equity
As of And For The Year Ended 12/31/2020

	Common	Additional Paid In	Retained	Total
Balance - December 31, 2019	$100	$20,000	$42,387	$62,487
Contributed Capital 2020		$0		
Net Income for the Year 2020			$17,586	$17,586
Balance - December 31, 2020	$100	$20,000	$59,973	$80,073

The accompanying notes are an integral part of these financial statements.

St Bernard Financial Services, Inc

Statement of Changes in Subordinated Liabilities

As of And For The Year Ended 12/31/2020

Subordinated Liabilities Beginning of Year	**$0**
Changes in Subordinated Liabilities	**$0**
Subordinated Liabilities End of Year	**$0**

See Independent Auditor's Report On Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

St. Bernard Financial Services, Inc. (the "Company") was organized in the state of Arkansas on March 24, 1994.

Description of Business

The Company, conducting business in the state of Arkansas, is a registered broker and dealer in securities under the Securities and Exchange Act of 1934. The Company is also registered with Financial Industry Regulatory Agency and the Arkansas Securities Department. All customer transactions are forwarded to a clearing broker on a fully disclosed basis. Commissions are received for mutual fund and insurance products.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

For the purpose of the Statements of Cash Flows, management considers all short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2020 there are no cash equivalents.

New Accounting Pronouncements – ASC 606 Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard on January 1, 2019 using the modified retrospective approach, which requires the Firm to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2019 and (ii) all existing revenue contacts as of January 1, 2019 through a cumulative adjustment to equity. In accordance with this approach, revenues for periods prior to January 1, 2019 will not be revised. The core principle in the new guidance is that a company should recognize revenue in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, the Company will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligation in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied.

Each of these steps involves management's judgement and an analysis of the material terms and conditions of the contract.

Although total revenues may not be materially impacted by the new guidance, management notes change to the disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the judgements used in evaluating when and how revenue is recognized and disclosures related to contract assets and liabilities.

New Accounting Pronouncements – ASC 842 Leases

In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, Leases ("ASC 842"). The new accounting standard is applied to operating leases with a term greater than 12 months and requires lessee's to recognize (i) their obligations to make lease payments as a liability (the "lease liability"), initially measured at the present value of the lease payments, and (ii) their ability to use the leased property as a corresponding asset (a "right-of-use asset").

The updated standard is effective for fiscal years beginning after December 15, 2018 and the Company adopted the new standard on January 1, 2019 using the modified retrospective approach, which requires the Form to (i) apply the new standard to leases in place as of the adoption date, (ii) record a cumulative-effect adjustment to retained earnings as of the first day of the adoption year, and (iii) follow the new rules for all leases entered or modified going forward. In accordance with this approach, assets and liabilities for periods prior to January 1, 2019 will not be revised. The core principle in the new guidance is that a company should provide information necessary to understand its leasing activities including a comprehensive understanding of the costs of property essential to a company's operations and how those costs are funded including the recognition of assets and liabilities associated with leases.

Although the economic or legal characteristics of these leases are not altered, the impact on the presentation of assets and liabilities on financial statements may be material. Also, as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15C3-1. The New Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15C3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the new capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for new capital purposes. The new guidance provided by ASC 842 may not materially impact the Company's presentation of assets and liabilities, and the relief provided by the SEC "no action" letter will substantially negate the effect of its application on the Company's Net Capital; however management notes changes to the disclosures based on the additional requirements prescribed by ASC 842. These

new disclosures include information regarding the judgements used in determining the present value of lease payments and the corresponding value of the right-of-use asset. St Bernard does not have long term leases. The office is rented on a monthly basis.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 25, 2020, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Disclosures about the Fair Value of Financial Instruments

Disclosure of the estimated fair value of financial instruments is required under the provisions of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About fair Value of Financial Instruments". Management believes that the carrying amounts of the Company's financial instruments at December 31, 2020, which included cash and cash equivalents, commission's receivable, certificate of deposit and payable, are reasonable estimates of their fair value.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2020, the Company did not have any components of Comprehensive Income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Revenue is recognized under the market value method for the securities owned and income taxes are calculated thereon. Deferred income taxes are provided on material temporary differences, when existing, between financial statements and income tax reporting

Accounts Receivable - Commissions

The Company considers accounts receivable - commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, there will

be charges to operations when that determination is made. Determination of noncollectability is made by management based on knowledge of specific accounts and customer information. Past-due accounts are not charged interest.

Concentration of Credit Risk:

The Company's cash demand deposits are held at financial institutions at which deposits are insured up to $250,000 per account by the Federal Deposit insurance Corporation (FDIC).

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net Capital and the related net capital ratio may fluctuate on a daily basis. Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report are required under Rule 15c3-1.

There are no differences between net capital as computed in St. Bernard Financial Services, Inc.'s part IIA of Form X-17A-5 filed for the period ending December 31, 2020, and the net capital as computed.

NOTE C – RELATED PARTY TRANSACTIONS

The company has an expense agreement with its shareholder. Under this agreement all operating expenses are paid by the Company, exclusive of personal expenses of the shareholder. The shareholder rents office equipment to the Company.

NOTE D - POSSESSION OR CONTROL REQUIREMENTS

Exemption from SEC Rule 15c3-3, which requires computation of the reserve requirement is claimed based on Section (k)(2)(ii) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The Company does not maintain physical custody of securities or customer accounts. Because of such exemption, the company is not required to prepare a "Computation of Determination of Reserve Requirements" and the schedule of "Information relating to Possession or Control requirements".

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(i).

NOTE E – RESTRICTED CASH DEPOSIT WITH CLEARING ORGANIZATION

The Company used only one clearing house and maintained a $25,331 cash deposit which may not be withdrawn for normal operating costs, but is restricted to cover any errors charged to Company not as a result of the clearing organization.

NOTE F - COMMTTMENTS AND CONTINGENCIES

The Company currently has a lease agreement for rental of its office facilities. Rental expense for the office facilities for 2020 was $15,444.00.

St Bernard Financial Services, Inc

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934

As of And For The Year Ended 12/31/2020

St Bernard Financial Services, Inc
Computation Of Net Capital
As of And For The Year Ended 12/31/2020

Total Ownership Equity From Statement Of Financial Condition	$82,073
Total Ownership Equity Qualified For Net Capital	$82,073
Deductions Or Charges	($49,633)
Net Capital	$32,440

The accompanying notes are an integral part of these financial statements.

St Bernard Financial Services, Inc

Computation of Basic Net Capital Requirement And Computation of Aggregate Indebtedness

As of And For The Year Ended 12/31/2020

Computation of Basic Net Capital Requirement

Aggregate Indebtedness	$382,440
Minimum Net Capital Required (6 2/3% of Net Aggregate Indebtedness)	$25,497
Minimum Net Capital Requirement for Reporting Broker Dealer	$5,000
Minimum Net Capital - Greater of Above	$25,497
Excess Net Capital-Net Capital less Net Capital Requirement	$6,943
Excess Net Capital At 1000% (greater of Net Capital less 10% total aggregate indebtedness or 120% of minimum Net Capital requirement)	($5,804)

Computation of Aggregate Indebtedness

Net Aggregate Indebtedness	$382,440
Percentage of Aggregate Indebtedness to Net Capital	1178.00%

There are no differences between net capital as computed in St Bernard Financial Services, Inc. Part IIA of Form X-17A-5 filed for the period ended December 31, 2020, and the net capital as computed on the accompanying supplemental schedules.

See Independent Auditor's Report On Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

St Bernard Financial Services, Inc

Reconciliation of Net Capital

As of And For The Year Ended 12/31/2020

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA As of 12/31/2020	$32,440
Adjustments	
Increase (Decrease) in Equity	$0
(Increase) Decrease in Non-Alowable Assets	$0
(Increase) Decrease in Securities Haircuts	$0
Net Capital Per Audit	$32,440
Reconciled Difference	$0

St Bernard Financial Services, Inc.

Supplementary Statements Pursuant to SEA Rule 17a-5
of the Securities and Exchange Act of 1934
As of and for the Year Ending 12-31-2020

<u>Statement Related to Uniform Net Capital Rule</u>

The Company is a member of FINRA and is subject to SEA Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. As of 12-31-20, the Company had net capital of $32,440 which was $6,943 in excess of its required net capital of $25,497. The Company's ratio of aggregate indebtedness to net capital was 1179%. The Company has elected to use the basic computation method, as is permitted by rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3 percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its Net Capital requirement under alternative reserve method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker/dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

<u>State Related to Exemptive Provision and Control</u>

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 156-3(k)(2)(ii); all customer transactions cleared through another broker/dealer on a fully disclosed basis.

<u>Statement Related to Material Inadequacies</u>

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report, and the Computation of Minimum Net Capital as reported in the Supplemental Schedules contained within the audit report, or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 156-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds or securities to segregate nor does it maintain separate accounts for customers.

St. Bernard Financial Services, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934 as of and for the Year-Ended 12-31-2020

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

St. Bernard Financial Services, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2017, which were agreed to by St. Bernard Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating St. Bernard Financial Services, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. St. Bernard Financial Services, Inc.'s management is responsible for St. Bernard Financial Services, Inc.'s compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.

2. Compared audited Total Revenue for the period of January 01, 2020 through December 31, 2020 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting $1,764.30 of overreported revenue.

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting the over calculation of deductible revenues of $1,750, causing an SIPC overpayment of $0.03.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Norm Katz, CPA

March 30, 2021

St. Bernard Financial Services, Inc.

1609 West Main Street • Russellville, AR 72801

Pho 479-967-1200 • Fax 479-967-9344 • www.stbernardfinancial.com

February 5, 2021

Norman Katz CPA
5933 Harvest Hill Rd
Suite 2095
Dallas, TX

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2020

Dear Mr. Katz,

Please be advised that St Bernard Financial Services, Inc., has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2020 through December 31, 2020. St Bernard Financial Services, Inc., did not hold customer securities or funds at any time during this period and does business on a limited basis. St Bernard Financial Services, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, October 31, 1994.

Robert Keenan, the president of St Bernard Financial Services, Inc. has made available to Norman Katz all records and information including all communications from regulatory agencies received through the date of this review December 31, 2020.

Robert Keenan has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected St Bernard Financial Services, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (479) 967-1200.

Very truly yours,

Robert Keenan

Robert Keenan, CEO
St Bernard Financial Services, Inc

NORMAN KATZ, CPA

5933 Harvest Hill Road
Suite 2095
Dallas TX 75230
Email: Norm@NormKatzCPA.com
Phone: 808.888.9941

March 31, 2021

To the Directors and Equity Owners of
St. Bernard Financial Services, Inc.
1609 West Main Street
Russellville, AR 72801

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(ii)

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which St. Bernard Financial Services, Inc. identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § I 5c3-3(k) under which St. Bernard Financial Services, Inc. claims exemption from 17 C.F.R. §240.15c3-3. St. Bernard Financial Services, Inc. stated that it has met the l5c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. St. Bernard Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about St. Bernard Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,

Norman Katz
Certified Public Accountant
PCAOB #6587